
May 25, 2012

Via E-mail
Sophia Movshina
Chief Executive Officer
Organic Treehouse Ltd.
120 Somerset Drive
Suffern, NY 10901

> **Re: Organic Treehouse Ltd.**
> **Registration Statement on Form S-1**
> **Filed April 30, 2012**
> **File No. 333-181040**

Dear Ms. Movshina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Cover page

2.   Please revise to indicate the amount of net proceeds to the selling shareholders.

Summary, page 1

3.   We note your disclosure that you are a web-based retailer of new organic clothing. It appears that 98% of your sales volume is generated by your resale rather than web-based retail activities. Please revise the description of your business throughout your prospectus to more clearly reflect your current business as a reseller.

4.   Please clarify when in 2012 you expect to open your Hong Kong office and whether the opening of a Hong Kong office will alter your current sales arrangements.

Risk Factors, page 8

5.   Please revise to present the risk factors in the order of materiality. In this regard revise to present the risk factors "Our relationship with Jubilee accounts for almost 98% of our sales and …", and "The loss of Suk Kwan Lai as our Vice President of Sales may result in the loss of our business relationship with Jubilee …" more prominently in the risk factor section.

6.   Please address your limited operating history in your risk factor disclosure.

7.   We note your disclosure on page 31 that you face risks from some of the proposed legislation that could be passed in the future. Please address material regulatory risks in your risk factor disclosure.

If we do not attract customers to our website…, page 10

8.   We note your references here and elsewhere to attracting customers on "cost-effective terms." Please clarify the meaning of that phrase.

Determination of Offering Price, page 15

9.   We note your statement that "a security holder may sell securities at any price depending on privately negotiated factors such as a security holder's own cash requirements, or objective criteria of value such as the market value of our assets." Please revise to clarify that the security holder may sell at any price after a market for the common stock is established on the OTC Bulletin Board.

Management's Discussion and Analysis…, page 18

10.   Please reconcile your disclosure in the last sentence of the first paragraph that your products are "relatively high in demand" with the first risk factor on page 10 that describes the current low levels of consumer demand.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Principal Factors Affecting Our Financial Performance, page 18

11.   We note from page one that approximately 98% of your retail volume comes from selling your products to Jubilee. With regards to your relationship with Jubilee, please revise your disclosure to address the following:

- Tell us what consideration was given to providing detailed disclosure in your liquidity section on the terms of your arrangement with Jubilee. Given that substantially all of your revenues are derived from Jubilee and that your financial performance significantly depends on the operating and financial performance of Jubilee, this discussion should also identify, quantify and analyze any known trends, demands, commitments, events and uncertainties related to Jubilee that are reasonably likely to have a material effect on the Company as well as the status of your relationship with Jubilee and how the Company would compensate for the loss of any one of this contract;

- You state on page one that you have an agreement to sell to Jubilee all consigned inventory at a 15% mark up to your cost. This does not appear to be included in the agreement filed as Exhibit 10.5 to your Form S-1. Please tell us where we can find this agreement;

- In January 2012, you began to sell inventory on an "outright basis" to Jubilee for which "outright" sales were 88% of sales for the three months ending March 31,

2012. Tell us if you are selling products on an "outright basis" to Jubilee at the same 15% mark up as the products sold under consignment. Also tell us if you anticipate moving to the outright basis with Jubilee going forward and away from the consigned inventory model. If so, please provide a discussion in MD&A of how this shift from a consigned model to an "outright" model will impact operations and cash flows. To the extent these sales are priced differently, please disclose the impact of pricing changes on operations and liquidity as well as any changes to your return policy.

Results of Operations for three months ended March 31, 2012 and 2011 and for the period December 8, 2010 (date of inception) to March 31, 2012, page 19

12.   We note from page 19 that you charge jubilee a fixed 15% markup on your cost of inventory. However, you disclose on pages 20 and 21 that you expect your future gross profit margins to be 13% for sales to Jubilee. Please tell us and disclose why you believe margins will be 13% when you have agreed to a 15% mark up. As noted above in comment eleven, to the extent your sales on an "outright basis" are charged at a different rate and will impact margins, this fact should be disclosed as well as the terms for "outright basis" sales.

13.   Please expand your disclosure to explain clearly how the increase in your cost of sales was due to an increase in your revenues.

Liquidity and Capital Resources, page 22

14.   Revise to briefly clarify whether the company has any external sources of liquidity.

15.   Please revise to indicate how long your working capital will satisfy your cash requirements.

Business, page 26

16.   Please revise the first paragraph in this section to address the company's dependence on Jubilee.

17.   Please disclose the material terms of your agreement with All Good Foundation Limited and file that agreement as an exhibit.

18.   Please revise to address the material terms of the consignment agreement with Jubilee in your business section.

19.   We note that you indicate in the Summary section that "if the market prices for our consignment inventory decrease, due to increased price competition for our type of products in Hong Kong market, we may have to sell our consigned inventory items to Jubilee at a loss, in order for Jubilee to sell this inventory to their customers at the prevailing market prices for our goods in the Hong Kong market." We also note your

statement that "we have an agreement to sell to Jubilee all consigned inventory held by them at a 15% markup of our cost to acquire and ship the inventory to them." Please revise to clarify who determines the sales price of the consigned inventory.

Competition, page 28

20. Revise to disclose your competitive position in the industry and the methods of competition.

Management, page 33

21. Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Sophia Movshina should serve as a director. Refer to Item 401(e) of Regulation S-K.

Promoters and Certain Control Persons, page 39

22. We note your statement that "the company does not have any promoters". See the definition of "promoter" in Rule 405 under the Securities Act of 1933. Please revise as appropriate.

Description of Capital Stock, page 41

23. The statement that "all of the shares of common stock included in this prospectus are duly authorized, validly issued, fully paid and non-assessable" is a legal conclusion you are not qualified to make. Either attribute this statement to counsel and file counsel's consent or remove the statement.

Plan of Distribution, page 44

24. We note your statement that the "the selling stockholders may use any one or more of the following methods when selling shares: …; and any other method permitted pursuant to applicable law." (Emphasis added) Item 508 of Regulation S-K requires the company to indicate the plan of distribution. Revise to delete this phrase and indicate any additional methods of distribution that will be used.

Financial Statements, page F-2 & F-14

25. You disclose throughout your document that you are a development stage company and you have not generated significant revenues or net income because you are a start-up company. Please tell us how you determined that you meet the definition of a development stage company under ASC 915-10-20. To the extent your planned principal operations have not commenced or you believe there has not been significant revenue from planned operations, please revise to address the following:

- Revise your Stockholders' Equity section of the balance sheets to replace "retained earnings (deficit) during development stage" with "retained earnings (deficit) accumulated during the development stage." Refer to ASC 915-210-45-1;

- Revise your Statements of Stockholders' Equity to include the disclosures required by ASC 915-215-45-1; and

- Revise your footnotes to your financial statements to describe the nature of the development stage activities in which you are currently engaged pursuant to ASC 915-235-50-1.

26. We note from your websites that you sell gift certificates. Please disclose how you account for gift certificates and quantify the amounts of revenue recognized and the balance of unredeemed gift certificates for the periods reported.

27. We note from page F-9 that you review your inventory quantities on hand for physical deterioration. Please revise to discuss how you review your consigned inventory for physical deterioration when it's held in Hong Kong.

Signatures

28. Please revise the signature page to designate the principal financial officer. Refer to Instruction 1 to the Signatures section of the Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo, Staff Accountant, at (202) 551- 3394 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via e-mail): Gary R. Henrie, Esq.